Mail Stop 4561

October 10, 2008

By U.S. Mail and Facsimile (717) 731-8205

Robert M. Garst
Executive Vice President
First Perry Bancorp, Inc.
101 Lincoln Street
P.O. Box B
Marysville, Pennsylvania 17053

Kirk D. Fox
Executive Vice President
HNB Bancorp, Inc.
3rd and Market Streets
P.O. Box A
Halifax, Pennsylvania 17032

Re: **First Perry Bancorp, Inc.**
Registration Statement on Form S-4
Filed September 15, 2008
File No. 333-153486

Dear Messrs. Garst and Fox:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please disclose the financial projections each side provided to the other's financial advisor.

2.   Please provide the staff with copies of the board books, presentations and any other materials provided by financial advisors to the respective boards or management teams in connection with the transaction.

3.   Please provide disclosure regarding the potential conflict of interest resulting from both boards of directors being represented by the same law firm. Each board must specifically disclose that they considered and waived the potential conflict. This disclosure must be included in both the summary and recommendation of the board sections. A risk factor should also be included if appropriate.

Cover Page / Shareholder letter

4.   Disclose the percentage of common stock each of the shareholder bases will own on completion of the transaction.

Questions and Answers …, page iii

5.   Revise to add a Q&A for dissenters' rights, including the procedures required to perfect holders' dissenters' rights.

Summary, page 1

6.   Please include a discussion of the reasons why each board is recommending the transaction to the respective shareholders. We note the statement at the top of page 47 that the "primary reason" for the merger is to achieve "cost savings."

Tax Effects of the Transaction, page 4

7.   Please revise this disclosure to indicate that the opinion has been delivered, and specifically identify the opining tax counsel and the content of counsel's opinion.

8.   Please revise the third paragraph of this "answer" to state that shareholders are encouraged to consult their tax advisor about the "specific" tax consequences of the merger to them.

<u>First Perry and HNB directors and management may have interests in the consolidation…, page 4</u>

9.   Please revise the phrase, "…provisions in the consolidation agreement regarding the Riverview and Riverview National Bank boards of directors…" to clarify the nature of the provisions being referred to.

<u>Comparative Per Share Data, page 12</u>

10.   Please revise to present historical book value per share, net income per share, adjusted net income per share, and cash dividends declared per share on an unadjusted basis. Additionally, please also present this information as of or for the year ended December 31, 2007. Refer to Item 3(f) of Form S-4 and Instruction to Paragraphs (e) and (f) of Item 3 of Form S-4.

<u>Risk Factors, page 13</u>

11.   Please include a risk factor discussing the fact, if true, that Riverview common stock will not be listed on any national exchange.

<u>A Warning about Forward-looking Statements, page 18</u>

12.   Please delete all reference to sections 27A of the Securities Act and 21E of the Exchange Act. They are inapplicable in this context, because the entities mentioned in the disclosure are not currently a reporting company. See Section 21E(a)(1) of the Exchange Act and Section 27A(a)(1) of the Securities Act.

<u>Proposal No. 1 – The Consolidation, page 23</u>

13.   Please revise to describe the negotiation of the principal terms of the transaction, including price.

<u>First Perry's and HNB's Reasons for the Consolidation, page 26</u>

14.   Revise the bullet points so as to include a clear statement of the *reasons* for supporting the consolidation, as well as the specific *factors* considered by each of the boards. This discussion should include, among other things, an indication as to which factors were positive, supporting the decision to proceed with the merger, and which were negative.

15.   The discussion of the boards' recommendation should specifically mention each line item in the advisors' analyses that does not support the recommendation and explain why, in light of that item, the board is recommending the transaction.

Opinion of First Perry's Financial Advisor, page 28

16.   Please disclose the members of the "Peer Group" discussed at the bottom of page 31.

17.   Please disclose the five transactions used in the "Analysis of Selected Merger Transactions" discussed on page 34.

18.   Please disclose in the prospectus that Cedar Hill has consented to the inclusion of its opinion in the prospectus.

Certain Federal Income Tax Consequences, page 63

19.   Please change the header of this section to "Material Federal Income Tax Consequences."

20.   Please revise this disclosure to indicate that the opinion has been delivered, and identify the disclosure as a summary of counsel's opinion.

Unaudited Pro Forma Combined Income Statement, page 70

21.   It appears that you have inadvertently combined the effect of pro forma adjustments (3) and (4) in the Other Borrowings line item. Please revise to separately present pro forma adjustment (3) in the Time Deposit line item or advise us why you believe your presentation is appropriate.

Note 1 – Basis of Pro Forma Presentation, page 72

22.   Throughout your document, you disclose that First Perry Bancorp, Inc. and HNB Bancorp, Inc. will be consolidated into Riverview Financial Corporation with Riverview treated as the acquirer. However, your pro forma financial information appears to present First Perry as the acquiring entity of HNB. Please address the following:

        a. Please revise to correct any apparent inconsistencies in how the merger will be accounted for and to clearly identify the accounting acquirer.

        b. Please tell us in detail and revise to disclose how you determined whether First Perry should be treated as the acquirer in accordance with paragraphs 15-19 of SFAS 140. In your response, specifically address in detail the respective ownership positions of the respective stockholders of First Perry and HNB as part of your analysis of the transaction.

23.   Please tell us in detail and revise to disclose how you determined that it was appropriate to use the average closing price of First Perry common stock for the period commencing two trading days prior to and ending two trading days after the merger was announced divided by the First Perry exchange ratio as a proxy for the Riverview share price used in the pro forma analysis. Specifically discuss why you used the closing stock price of First Perry as opposed to HNB and why you used the period of trading days.

Related Party Transaction, page 94

24.   Please revise the fourth sentence to state, "…as those prevailing at the time for comparable transactions with other persons not related to First Perry." Refer to Instruction 4(c) to Item 404 of Regulation S-K. Please make a corresponding change to the disclosure for HNB on page 162.

First Perry Bancorp, Inc. Financial Statements

Annual Audited Financial Statements

Note 3 – Investment Securities Available for Sale, page 123

25.   If true, please revise to confirm in your disclosure that you have the intent to retain your temporarily impaired securities for a period of time sufficient to allow for any anticipated recovery in market value. If you are unable to make this assertion, please tell us how you concluded that the impairment of your securities was temporary. Refer to FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (As Amended) and SAB Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.

Interim Financial Statements

26.   Please revise to present the amortized cost and estimated fair values of investment securities available for sale similar to your schedule on page 123 as of June 30, 2008.

HNB Bancorp, Inc. Financial Statements

Annual Audited Financial Statements

Investment Securities, page 188

27.   If true, please revise to confirm in your disclosure that you have the intent to retain your temporarily impaired securities for a period of time sufficient to allow for any anticipated recovery in market value. If you are unable to make this assertion, please tell us how you concluded that the impairment of your securities was temporary. Refer to FASB Staff

Position Nos. FAS 115-1 and FAS 124-1 (As Amended) and SAB Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities.

Interim Financial Statements

28.   Please revise to present the amortized cost and estimated fair values of investment securities similar to your schedules on page 188 as of June 30, 2008.

HNB Bancorp, Inc. Consolidated Statements of Cash Flows – Six Months Ended June 30, 2008, page 215

29.   Please tell us how you determined it was appropriate to present the proceeds from the sale of land and buildings in Elizabethville in the operating section of your statement of cash flows. Specifically tell us how you considered paragraph 16c of SFAS 95 which states that receipts from sales of property, plant, and equipment are cash inflows from investing activities.

*   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Nicholas Bybel, Jr., Esquire
Erik Gerhard, Esquire
Bybel Rutledge LLP
1017 Mumma Road, Suite 302
Lemoyne, PA 17043